Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form F-3) and related Prospectus of Calliditas Therapeutics AB for the registration of common shares, American Depositary Shares representing common shares, debt securities, warrants and units, and to the incorporation by reference therein of our reports dated April 27, 2022, with respect to the consolidated financial statements of Calliditas Therapeutics AB,  and the effectiveness of internal control over financial reporting of Calliditas Therapeutics AB, included in its Annual Report (Form 20-F) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AB

Stockholm, Sweden

June 28, 2022